

December 11, 2014

Via E-mail
Mr. Scott J. Marquis
Chief Financial Officer
American Church Mortgage Company
10237 Yellow Circle Drive
Minnetonka, MN 55343

> **Re:** **American Church Mortgage Company**
> **Form 10-K for fiscal year ended December 31, 2013**
> **Filed on March 28, 2014**
> **File No. 000-25919**

Dear Mr. Marquis:

     We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Item 7. Management's discussion and analysis of financial condition and results of operations, page 22

Loan Loss Reserve Policy, page 24

1.   We note your disclosure that you have recorded a reserve of $949,693 against 14 mortgage loans. We further note your narrative description of the 6 loans that were three or more payments in arrears and the 3 loans that were in non-accrual status. Please expand your disclosure in future filings to disclose the carrying value of the remaining 5 loans that were subject to a mortgage loan reserve.

Financial Statements

1. Summary of Significant Accounting Policies

Allowance for Mortgage Loans Receivable, page F-9

2.   We note your disclosure that loans totaling approximately $5,470,000, $3,237,000 and $2,308,000 as of September 30, 2014, December 31, 2013 and December 31, 2012 respectively exceeded 90 days past due but continued to accrue interest. Please tell us the total interest revenue recognized for these loans for each period noted. In addition, please tell us whether the accrued but unpaid interest has been added to the balance of the past due loans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant